FILED PURSUANT TO
                                                                RULE 424 (B) (3)
                                                      REGISTRATION NO: 333-58802


PROSPECTUS SUPPLEMENT NO. 1
(TO PROSPECTUS DATED APRIL 27, 2001)


                                 300,000 SHARES

                                   ==========
                                     E-LOAN
                                   ==========

                                  COMMON STOCK

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This prospectus supplement relates to the resale by holders of shares of our common stock. This prospectus supplement should be read in conjunction with the prospectus dated April 27, 2001, which is to be delivered with this prospectus supplement. All capitalized terms used but not defined in this prospectus supplement have the meanings given them in the prospectus.

The information appearing in the table below, as of the date hereof, supplements the information in the table appearing under the heading "Selling Security Holder" in the prospectus, and, where the name of a selling security holder identified in the table below also appears in the table in the prospectus, the information set forth in the table below regarding that selling security holder supersedes the information in the prospectus:

                                                SHARES BENEFICIALLY OWNED                  SHARES BENEFICIALLY OWNED
                                                     PRIOR TO OFFERING         NUMBER            AFTER OFFERING
                                                -------------------------     OF SHARES    -------------------------
                                                                                BEING
NAME                                                NUMBER    PERCENTAGE       OFFERED       NUMBER    PERCENTAGE(2)
----                                                ------    ----------      ---------      ------    -------------
Greenwich Capital Financial Products, Inc......  150,000(1)             *      150,000          -0-            -0-%
Highbridge International, LLC..................  150,000(1)             *      150,000          -0-            -0-%
--------------------------------------------------------------------------------------------------------------------
TOTAL..........................................  300,000                *      300,000          -0-            -0-%
                                                 =========    ===========     ========       ======    =============

*    Less than 1%.

(1) Includes 150,000 shares issuable upon exercise of a warrant dated February 23, 2001 at an exercise price of $1.55 per share and an expiration date of February 23, 2006.

(2) Percentages are based upon the assumption that upon the completion of this offering the selling security holders have sold the common stock listed as "Number of Shares Being Offered" and are computed on the basis of 60,838,799 shares of common stock issued and outstanding as of July 21, 2003.

          The information provided in the table above with respect to a selling security holder has been obtained from that selling security holder. Information concerning other selling security holders or any future transferee from any such holder will be set forth in prospectus supplements from time to time, if required. The number of shares of common stock owned by the other selling security holders or any future transferee from any such holder assumes that they do not beneficially own any common stock other than common stock issuable upon exercise of the warrants. Except as otherwise disclosed below, the selling security holders have not, or within the past three years has not had, any position, office or other material relationship with us.

          Since 1998, the Company has entered into several agreements with one of the selling security holders, Greenwich Capital Financial Products Inc. ("Greenwich"), in connection with the financing and funding of the Company's mortgage loans. The following is a summary of the material transactions between the Company and Greenwich.

          On September 25, 1998, the Company entered into an uncommitted Mortgage Loan Purchase and Sale Agreement with Greenwich. Under the terms of this agreement, mortgage loans which are subject to a mandatory sell forward commitment between the Company and an investor, but have not yet been purchased, may be sold to Greenwich with the accompanying trade assignment. This allows the Company to accelerate turnover and provide additional liquidity to fund additional mortgage loans. The balance of loans sold related to these receivables was $48.7 million and $289.2 million as of December 31, 2002 and June 30, 2003, respectively.

          On May 10, 1999, the Company entered into a Master Loan and Security Agreement with Greenwich to finance the funding of the Company's mortgage loans pending sale of these loans to the ultimate mortgage loan investors. Under the original agreement, the Company was authorized to finance up to $100 million of mortgage loan inventory pending sale of these loans to the ultimate mortgage loan investors. This agreement was amended and subsequently replaced by a new Master Loan and Security Agreement dated March 21, 2002.

          On May 20, 1999, in consideration for entering into the Master Loan and Security Agreement dated May 20, 1999, the Company issued to Greenwich a Stock Purchase Warrant, entitling Greenwich to purchase up to 75,000 shares of the Company's common stock at a price per share of $13.33 until May 21, 2000. The Warrant was not exercised and expired on May 21, 2000.

          On June 21, 2000, the Company entered into a Custodial Agreement with Greenwich and Bankers Trust Company of California. N.A. ("Bankers Trust") to establish the requirements for delivery of mortgage loan collateral under the Master Loan and Security Agreement to Bankers Trust as custodian.

          On February 23, 2001, in consideration for Greenwich's agreement to extend the Master Loan and Security Agreement, the Company issued to Greenwich a Stock Purchase Warrant, entitling Greenwich to purchase up to 300,000 shares of the Company's common stock at a price per share of $1.55 until February 23, 2006. Greenwich has since assigned warrants to purchase 150,000 of the 300,000 shares of the Company's common stock originally exercisable under the original Stock Purchase Warrant to Highbridge International, LLC. The 300,000 shares issuable upon exercise of the warrants held by Greenwich and Highbridge International, LLC are being registered pursuant to the registration statement of which this prospectus supplement is a part.

          On March 21, 2002, the Company entered into a Master Loan and Security Agreement with Greenwich to finance the funding of the Company's mortgage loans pending sale of these loans to the ultimate mortgage loan investors. On March 21, 2002, the Company also amended the Custodial Agreement dated June 21, 2000, to maintain the Custodial Agreement in effect. The March 21, 2002 Master Loan and Security Agreement has since been amended six times by the Company and Greenwich. Under this agreement, as amended, the Company may finance up to $475 million of mortgage loan inventory pending sale of these loans to the ultimate mortgage loan investors; of this amount, $200 million is available in committed funds. Pursuant to the most recent amendment to this agreement, the Company entered into a Promissory Note dated July 14, 2003 in the principal amount of $475,000,000 in favor of Greenwich. This loan inventory financing is secured by the related mortgage loans. The interest rate charged on borrowings against these funds is based on LIBOR plus various percentage points. The line expires March 30, 2004.

          On February 1, 2003, the Company entered into a Master Mortgage Loan Purchase and Interim Servicing Agreement with Greenwich for the sale of mortgage loans by the Company to Greenwich.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3 OF THE PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.

                                ----------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------



            The date of this prospectus supplement is August 14, 2003